Exhibit99.2

Pyxis Tankers Inc. Announces Financial Results for the Three Months Ended March 31, 2018

Maroussi, Greece, May 14, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) an emerging growth pure play product tanker company, today announced unaudited results for the three months ended March 31, 2018.

Summary

●	For the three months ended March 31, 2018, our time charter equivalent revenues were $4.5 million, which resulted in net income of $0.6 million, or earnings per share (basic and diluted) of $0.03, and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.1 million.

●	On February 28, 2018, we refinanced existing indebtedness of $26.9 million for Secondone, Thirdone and Fourthone with a new 5-year secured term loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018.

Valentios Valentis, our Chairman and CEO commented:

“Overall, our operating results for the first quarter of 2018 were mixed. Early in the period, we expected a challenging spot charter market for medium range tankers (“MRs”), and consequently, we took the opportunity to fix all of our MR’s under short-term time charters at fair rates which averaged around $14,900 per day. However, our small tankers underperformed, and we continue to explore avenues to maximize value, including longer-term solutions, such as, vessel sale or bare boat charter arrangements. During the quarter, we also incurred unscheduled work for one of our vessels, which negatively affected the total operating days for the period.

“As for the balance of 2018, we continue to expect chartering activity to be choppy but with a modest upward trend, especially for the second half of the year. As of May 7, 2018, 66% of the available days in the second quarter were booked for our MRs at an average of $14,900/day, exclusive of options. Our recent employment strategy positions us to take advantage of improving rates later this year. We continue to believe in a longer term, sustainable improvement in charter rates as a result of attractive market fundamentals, such as, significantly lower scheduled deliveries of new build MRs combined with projected solid growth in consumption by end-markets and increasing export-oriented petroleum refinery cargoes. Over the long-term, we intend to maintain our strategy of a mix of time and spot charters.

“While the capital markets continue to be challenging for tanker companies, we will continue to pursue cost-effective, growth capital to further improve our liquidity and selectively acquire MR2s. We remain optimistic about the fundamentals of the product tanker market, specifically for MR’s, and believe that Pyxis Tankers has the platform and position to take advantage of them.”

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Results for the three months ended March 31, 2017 and 2018

For the three months ended March 31, 2018, we reported a net income of $0.6 million, or $0.03 basic and diluted earnings per share, compared to a net loss of $1.7 million, or $0.09 basic and diluted loss per share, for the same period in 2017. The improvement in our net result in the first quarter of 2018 was primarily due to the gain from debt extinguishment of $4.3 million, partially offset by the non-cash vessel impairment charge of $1.5 million ($0.07 per share) related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. Our Adjusted EBITDA was $0.1 million, representing a decrease of $0.3 million from $0.4 million for the same period in 2017.

	Three Months ended March 31,
	2017	2018
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	7,640	6,590
Voyage related costs and commissions	(2,931)	(2,057)
Time charter equivalent revenues*	4,709	4,533

Total operating days	480	425

Daily time charter equivalent rate*	9,810	10,667

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $6.6 million for the three months ended March 31, 2018, represented a decrease of $1.1 million, or 13.7%, from $7.6 million in the comparable period in 2017. The decrease in gross voyage revenues during the first quarter of 2018 was related to a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $2.1 million for the three months ended March 31, 2018, represented a decrease of $0.9 million, or 29.8%, from $2.9 million in the comparable period in 2017. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended March 31, 2018, represented an increase of $0.3 million, or 11.3%, from $3.0 million in the comparable period in 2017. The increase was primarily attributed to certain unscheduled repairs performed in one of the vessels in our fleet.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended March 31, 2018, represented a decrease of $0.1 million, or 13.3%, from $0.8 million in the comparable period in 2017. The decrease in general and administrative expenses was primarily attributed to improved cost efficiencies.

Management fees: For the three months ended March 31, 2018, management fees payable to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd., our fleet’s technical manager, of $0.4 million in the aggregate, remained stable compared to the three-month period ended March 31, 2017.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three-month period ended March 31, 2018, remained relatively stable compared to the comparable period in 2017.

Depreciation: Depreciation of $1.4 million for the three months ended March 31, 2018, remained flat compared to the three-month period ended March 31, 2017.

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Vessel impairment charge: Vessel impairment charge of $1.5 million (non-cash) for the three months ended March 31, 2018, relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

Bad debt provisions: Bad debt provisions of $0.1 million for the three months ended March 31, 2018, represented an increase in doubtful trade accounts receivable.

Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the three months ended March 31, 2018, relates to the refinancing of existing indebtedness of Secondone, Thirdone and Fourthone with a new 5-year secured term loan. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. There was no such gain recorded in the comparable period in 2017.

Gain from financial derivative instrument: The gain from financial derivative instrument for the three months ended March 31, 2018, relates to the net gain from the change in fair value of the interest rate cap for a notional amount of $10.0 million the Company purchased in January 2018. There was no such instrument in the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, of $0.9 million for the three months ended March 31, 2018, represented an increase of $0.2 million, or 24.7%, from $0.7 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt, as well as the write-off of the unamortized deferred financing costs following the refinancing and extinguishment of the existing indebtedness of Secondone, Thirdone and Fourthone.

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Unaudited Consolidated Statements of Comprehensive (Loss) / Income

For the three months ended March 31, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018

Voyage revenues	7,640	6,590

Expenses:
Voyage related costs and commissions	(2,931)	(2,057)
Vessel operating expenses	(2,965)	(3,299)
General and administrative expenses	(769)	(667)
Management fees, related parties	(175)	(178)
Management fees, other	(232)	(232)
Amortization of special survey costs	(18)	(26)
Depreciation	(1,373)	(1,373)
Vessel impairment charge	-	(1,543)
Bad debt provisions	(181)	(56)
Operating loss	(1,004)	(2,841)

Other (expenses) / income:
Gain from debt extinguishment	-	4,306
Gain from financial derivative instrument	-	11
Interest and finance costs, net	(699)	(872)
Total other (expenses) / income, net	(699)	3,445

Net (loss) / income	(1,703)	604

(Loss) / earnings per common share, basic and diluted	$(0.09)	$0.03

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

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Consolidated Balance Sheets

As of December 31, 2017 and March 31, 2018 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2017	March 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,693	1,427
Restricted cash, current portion	141	141
Inventories	1,016	641
Trade accounts receivable, net	703	359
Prepayments and other assets	342	465
Total current assets	3,895	3,033

FIXED ASSETS, NET:
Vessels, net	115,774	112,858
Total fixed assets, net	115,774	112,858

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,859	4,765
Financial derivative instrument	-	58
Deferred charges, net	285	527
Total other non-current assets	5,144	5,350
Total assets	124,813	121,241

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,304	5,521
Trade accounts payable	2,293	2,832
Due to related parties	2,125	4,167
Hire collected in advance	-	929
Accrued and other liabilities	809	857
Total current liabilities	12,531	14,306

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	59,126	53,175
Promissory note	5,000	5,000
Total non-current liabilities	64,126	58,175

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
20,877,893 shares issued and outstanding
at each of December 31, 2017 and March 31, 2018)	21	21
Additional paid-in capital	74,766	74,766
Accumulated deficit	(26,631)	(26,027)
Total stockholders’ equity	48,156	48,760
Total liabilities and stockholders’ equity	124,813	121,241

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Unaudited Consolidated Statements of Cash Flow

For the three months ended March 31, 2017 and 2018

(Expressed in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018

Cash flows from operating activities:
Net (loss) / income	(1,703)	604
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	1,373	1,373
Amortization of special survey costs	18	26
Amortization and write-off of financing costs	38	94
Vessel impairment charge	-	1,543
Gain from debt extinguishment	-	(4,306)
Change in fair value of financial derivative instrument	-	(58)
Bad debt provisions	181	56
Changes in assets and liabilities:
Inventories	110	375
Trade accounts receivable, net	(1,468)	288
Prepayments and other assets	2	(123)
Special survey cost	-	(268)
Trade accounts payable	-	574
Due to related parties	3,071	2,042
Hire collected in advance	31	929
Accrued and other liabilities	150	48
Net cash provided by operating activities	1,803	3,197

Cash flow from investing activities:
Net cash provided by / (used in) investing activities	-	-

Cash flows from financing activities:
Proceeds from long-term debt	-	20,500
Repayment of long-term debt	(2,121)	(23,550)
Common stock offering costs	-	(35)
Payment of financing costs	-	(472)
Net cash used in financing activities	(2,121)	(3,557)

Net decrease in cash and cash equivalents and restricted cash	(318)	(360)

Cash and cash equivalents and restricted cash at the beginning of the period	5,783	6,693

Cash and cash equivalents and restricted cash at the end of the period	5,465	6,333

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2018, we were required to maintain minimum liquidity of $4.9 million. Total cash and cash equivalents, including restricted cash, aggregated to $6.3 million as of March 31, 2018.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2017	March 31, 2018
Bank debt	$66,430	$58,696
Promissory Note - related party	5,000	5,000
Total	$71,430	$63,696

Our weighted average interest rate on our total funded debt for the three months ended March 31, 2018 was 4.47%.

Refinancing of Certain Loan Agreements: On February 28, 2018, we refinanced existing indebtedness of $26.9 million for Secondone, Thirdone and Fourthone with a new 5-year secured term loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. Interest is charged at LIBOR plus a margin of 4.65% per annum. The new loan is repayable in 20 quarterly installments amounting to $10.3 million in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10.2 million falling due in February 2023. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity.

ATM Program: On March 30, 2018, we filed a prospectus supplement with the Securities and Exchange Commission for an At-the-Market program to potentially publicly sell up to $2.3 million of our shares of common stock. To date, we have chosen not to sell any shares under this program.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before vessel impairment charge, gain from debt extinguishment and gain from financial derivative instrument. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended
(In thousands of U.S. dollars)	March 31, 2017	March 31, 2018
Reconciliation of Net (loss) / income to Adjusted EBITDA

Net (loss) / income	$(1,703)	$604

Depreciation	1,373	1,373

Amortization of special survey costs	18	26

Interest and finance costs, net	699	872

EBITDA	$387	$2,875

Vessel impairment charge	-	1,543

Gain from debt extinguishment	-	(4,306)

Gain from financial derivative instrument	-	(11)

Adjusted EBITDA	$387	$101

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

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We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:

(Amounts in U.S.$)		Three Months Ended March 31,
		2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,043	14,012
	Opex	5,622	6,011
	Utilization%	84.4%	91.7%
Eco-Modified MR2: (1 of our vessels)
	TCE	11,050	7,861
	Opex	6,347	7,568
	Utilization%	97.8%	61.8%
Standard MR2: (1 of our vessels)
	TCE	10,119	14,066
	Opex	5,931	6,150
	Utilization%	96.7%	100.0%
Small Tankers: (2 of our vessels)
	TCE	4,717	4,885
	Opex	4,711	5,459
	Utilization%	85.0%	71.1%
Fleet: (6 vessels)
	TCE	9,810	10,667
	Opex	5,491	6,110
	Utilization%	88.9%	82.0%

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Conference Call and Webcast

We will host a conference call to discuss our results at 10:30 a.m., Eastern Time, on May 14, 2018.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Thursday, May 21, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is
(+44) (0) 1452 550 000 and the access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1625955/71A2C3E95297A89C86C1261BE4C48968

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Pyxis Tankers Fleet (as of May 7, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,250	May 2018
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,000	May 2018
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	July 2018
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,325	May 2018
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable.

Our next drydocking is for the Pyxis Theta, scheduled in the third quarter of 2018.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “position,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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